UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By	:	/s/ Lily Dong
Name	:	Lily Dong
Title	:	Chief Financial Officer

Date: November 9, 2011

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding RDA Microelectronics’ third quarter 2011 financial results

3

Exhibit 99.1

RDA Microelectronics Announces Third Quarter 2011 Financial Results

Record Revenue Grew 24.5% Quarter-Over-Quarter and 46.0% Year-Over-Year

Gross Margin Expanded to 34.9%, Operating Margin Expanded to 18.8%

SHANGHAI, China, November 8, 2011— RDA Microelectronics (NASDAQ: RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal chips for cellular, connectivity and broadcast applications, today announced its financial results for the third quarter ended September 30, 2011.

Third Quarter Financial Highlights (in US dollars):

•

Record revenue of $83.9 million exceeded the Company’s guidance of $77 million to $79 million and represented an increase of 24.5% from the $67.4 million in the second quarter of 2011 and 46.0% from the $57.5 million in the third quarter 2010.

•	Gross margin was 34.9%, exceeding the Company’s guidance, compared to 34.1% in the previous quarter and 30.2% in the third quarter of 2010.

•	Cash flow from operations was $30.5 million, compared to $18.1 million in the previous quarter and $1.0 million in the third quarter of 2010.

•

Net income was $15.7 million, or $0.34 per diluted American Depository Share (ADS), compared to $11.8 million, or $0.25 per ADS, in the previous quarter and $8.3 million, or $0.17 per ADS, in the third quarter of 2010.

Third Quarter Business Highlights:

•	Achieved leading market share position for both Bluetooth and Front End Module/Power Amplifier products for the Chinese handset manufacturer market.

•	Reached record shipments of TD-SCDMA transceivers.

•	Introduced the world’s first single-pole, nine-throw antenna switch with an integrated logic decoder, low pass filters in a single die solution (SP9T) using IBM’s Silicon-On-Insulator (SOI) process.

Commenting on the results, Vincent Tai, chairman and CEO of RDA Microelectronics, said, “We achieved a record quarter by delivering strong revenue growth that exceeded our above market guidance as we continued to gain market share across multiple product categories. We also further expanded our gross margin as we accelerated our migration to 55-nanometer process technology. These achievements generated significant free cash flow to support R&D investment for future products and to fund the repurchase of shares for the benefit of our long-term shareholders.

RDA Microelectronics Announces Third Quarter 2011 Financial Results

“These financial successes achieved during a difficult global market environment underscore RDA’s significant growth opportunities with Chinese handset manufacturers, and we believe this trend will continue. Furthermore, RDA products are available for use with any mobile platform offered in China today, giving us broad and diverse market opportunities in the fast growing mobile market. We also continued to make solid progress with further penetrating global tier one customers and have several ongoing design projects as a result of our commitment to comprehensive engineering support and customer service.

“Looking forward, our continued growth will be driven by increasing market share gains with China handset manufacturers and global tier-one OEMs. Additionally, our record shipments of TD-SCDMA transceivers this quarter are indicative of the growing momentum in the 3G market in China. We are aggressively expanding our new product portfolio with the development of our WCDMA power amplifiers, CMMB Mobile TV ICs for TD-SCDMA handsets, and WiFi products to capitalize on the growth in smartphones. These upcoming new products, along with our current IPD Front End Module and Bluetooth SoC offerings, will drive our future growth and increase our addressable silicon content with new and existing customers.”

Third Quarter 2011 Operating Summary:

•

Revenue was a record $83.9 million, compared to $67.4 million in the previous quarter and $57.5 million in the third quarter of 2010. The 24.5% sequential revenue increase was primarily driven by the growth in IPD Front End Modules, Bluetooth products and TD-SCDMA transceivers.

•

Gross margin was 34.9%, compared to 34.1% in the previous quarter and 30.2% in the third quarter of 2010. The increase in gross margin was primarily driven by cost reductions from process technology migration and increased shipments of higher margin products.

•

R&D expenses were $9.6 million, compared to $7.2million in the previous quarter and $6.3 million in the third quarter of 2010. The sequential increase in R&D expenses was mainly due to increased investment of new product development targeted at the growing 3G market and additional carrier network technologies.

•	SG&A expenses were $3.9 million, compared to $3.4 million in the previous quarter and $1.9 million in the third quarter of 2010. The increase was attributable to higher employee compensation expenses.

•	Net income was $15.7 million, an increase of 33.4% from $11.8 million in the prior quarter and 90.4% from $8.3 million in the third quarter of 2010.

Balance Sheet and Cash Flow Summary as of September 30, 2011:

•

Cash, cash equivalents and short-term investments were $155.0 million, an increase of $29.4 million from $125.6 million as of June 30, 2011. In the third quarter of 2011, the Company generated $30.5 million in cash from operations, compared to $18.1 million in the previous quarter and $1.0 million in the third quarter of 2010.

•

Accounts receivable was $37.9 million, compared to $26.5 million as of June 30, 2011. The sequential increase was primarily due to increased business volumes. Similarly, accounts payable was $31.9 million as compared to $22.5 million, in the respective periods.

RDA Microelectronics Announces Third Quarter 2011 Financial Results

•

Inventory was $37.3 million, compared to $40.3 million in the prior quarter. The sequential decrease in inventory was primarily due to strong product sell-through and the continued depletion of 130 and 110 nanometer Bluetooth products.

•

During the quarter, RDA committed to repurchase 1.3 million ADS shares for consideration of $10.8 million under a stock repurchase plan authorized by its board of directors. The settlement of these transactions was completed in October 2011 and will be reflected in the fourth quarter 2011 financial statements.

Fourth Quarter 2011 Business Outlook:

For the fourth quarter of 2011, the Company expects revenue to be in the range of $80 million to $82 million, up 39.2% to 42.7% year-over-year and down 2.3% to 4.7% sequentially, reflecting normal seasonal patterns and continued strong momentum for the Company’s IPD Front End Module, Bluetooth system-on-chip, and TD-SCDMA transceivers. The Company expects gross margins to be in the range of 35.0% to 35.3% as it benefits from the continued migration to 55-nanometer for its Bluetooth system-on-chip products and the further growth of higher gross margin products.

Conference Call:

RDA Microelectronics will host a conference call and live webcast for analysts and investors at 8:00 a.m. EST on November 8, 2011 (9p.m.in China).

•	For parties in the United States and Canada, please call 1-877-941-0843 to access the conference call, conference code 4481016.

•	For parties in Hong Kong, please call 852-3009-5027 to access the conference call, conference code 4481016.

•	Other International parties can access the call at 1-480-629-9819, conference code 4481016.

RDA Microelectronics will provide a live webcast of the conference call that will be accessible from the “Investors” section of the Company’s website at www.rdamicro.com. The webcast will be archived on the website for a period of 30 days. An audio replay of the conference call will also be available two hours after the call and will be available for ten days. To hear the replay, parties in the United States and Canada should call 1-800-406-7325 and enter pass code 4481016. International parties should call 1-303-590-3030 and enter pass code 4481016. The press release with the financial results will be accessible from the Company’s website before the conference call begins.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, FM radio receivers, set-top box tuners, analog mobile television receivers, walkie-talkie transceivers, LNB satellite down converters, and Bluetooth system-on-chips. For additional information, please see the Company’s website at http://www.rdamicro.com.

RDA Microelectronics Announces Third Quarter 2011 Financial Results

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

The Company believes that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with the GAAP financial measures, provide meaningful supplemental information regarding the Company’s performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s historical performance and when planning and forecasting the Company’s performance in future periods. The Company believes that excluding share-based compensation expenses helps both management and investors to get a better understanding of its ongoing business. Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include all items that impact the Company’s operating expenses and net income for the period. In addition, the Company’s adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as the Company does. The Company compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

RDA Microelectronics Announces Third Quarter 2011 Financial Results

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com

RDA Microelectronics Announces Third Quarter 2011 Financial Results

RDA MICROELECTRONICS, INC.

Consolidated Balance Sheet Information

	Sept 30, 2010 (unaudited)	June 30, 2011 (unaudited)	Sept 30, 2011 (unaudited)
	(amounts in thousands of USD, except number of shares and per share data)

ASSETS
Current assets
Cash and cash equivalents	23,301	93,874	120,038
Short-term investments-time deposit	10,776	31,700	35,000
Accounts receivable	18,540	26,477	37,873
Inventories	28,425	40,258	37,278
Prepaid expenses and other current assets	1,314	3,681	3,321
Deferred tax assets	4	39	1

Total current assets	82,360	196,029	233,511

Non-current assets
Property, plant and equipment, Net	2,193	2,708	3,548
Other long-term receivables	81	209	303
Deferred tax assets	229	9	11

Total assets	84,863	198,955	237,373

LIABILITIES
Current liabilities
Accounts payable	17,827	22,490	31,906
Accrued expenses and other current liabilities	10,152	17,893	23,929
Deferred revenue	7,830	8,960	14,806

Total current liabilities	35,809	49,343	70,641

Total liabilities	35,809	49,343	70,641

CONVERTIBLE REDEEMABLE PREFERRED SHARES
Series A Preferred Share	12,880	—	—
Series B Preferred Share	6,281	—	—
Series C Preferred Share	11,157	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares	523	2,620	2,635
Additional paid-in capital	9,944	115,356	116,582
Recourse loans	(1,225)	—	—
Accumulated other comprehensive income	606	885	1,051
Retained earnings	8,888	30,751	46,464

Total shareholders’ equity	18,736	149,612	166,732

Total liabilities, convertible redeemable preferred shares and shareholders’ equity	84,863	198,955	237,373

RDA Microelectronics Announces Third Quarter 2011 Financial Results

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Sept 30, 2010	Quarter Ended June 30, 2011	Sept 30, 2011
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	57,494	67,424	83,932
Cost of revenue	(40,122)	(44,440)	(54,632)

Gross profit	17,372	22,984	29,300

Operating expenses:
Research and development	(6,331)	(7,223)	(9,556)
Selling, general and administrative	(1,921)	(3,431)	(3,929)

Total operating expenses	(8,252)	(10,654)	(13,485)

Operating income	9,120	12,330	15,815
Other income (expense):
Interest income	63	469	626
Other income (expense), net	41	155	834

Income before income taxes	9,224	12,954	17,275
Income tax expense	(972)	(1,174)	(1,561)

Net income	8,252	11,780	15,714

Earnings per ordinary share
- Basic	0.04	0.04	0.06
- Diluted	0.03	0.04	0.06

Earnings per ADS
- Basic	0.22	0.27	0.36
- Diluted	0.17	0.25	0.34

Weighted average ordinary shares outstanding

- Basic	52,284,221	263,089,200	264,607,693
- Diluted	67,009,129	279,374,576	280,106,313

Share-based compensation was allocated in operating expenses as follows:

Research and development	143	578	499

Selling, general and administrative	81	468	576

RDA Microelectronics Announces Third Quarter 2011 Financial Results

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Nine months Ended
	Sept 30, 2010	Sept 30, 2011
	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	133,685	206,507
Cost of revenue	(95,408)	(135,858)

Gross profit	38,277	70,649

Operating expenses:
Research and development	(14,590)	(24,042)
Selling, general and administrative	(4,935)	(10,176)

Total operating expenses	(19,525)	(34,218)

Operating income	18,752	36,431
Other income (expense):
Interest income	134	1,205
Other income (expense), net	(16)	975

Income before income taxes	18,870	38,611
Income tax expense	(2,245)	(3,541)

Net income	16,625	35,070

Earnings per ordinary share
- Basic	0.07	0.13
- Diluted	0.06	0.13

Earnings per ADS
- Basic	0.43	0.80
- Diluted	0.34	0.75

Weighted average ordinary shares outstanding

- Basic	51,742,376	263,463,894
- Diluted	66,384,525	280,044,787

Share-based compensation was allocated in operating expenses as follows:

Research and development	429	1,645

Selling, general and administrative	245	1,396

RDA Microelectronics Announces Third Quarter 2011 Financial Results

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended Sept 30, 2011
	(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	9,556	11%	499	0%	9,057	11%
Selling, general and administrative	3,929	5%	576	1%	3,353	4%

Total operating expenses	13,485	16%	1,075	1%	12,410	15%

Operating income	15,815	19%	1,075	1%	16,890	20%
Net income	15,714	19%	1,075	1%	16,789	20%

Diluted earnings per ordinary share	0.06		0.00		0.06
Diluted earnings per ADS	0.34		0.02		0.36

Weighted average ordinary shares outstanding-Diluted**	280,106,313		280,106,313		280,106,313

	Quarter Ended June 30, 2011
	(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	7,223	11%	578	1%	6,645	10%
Selling, general and administrative	3,431	5%	468	1%	2,963	4%

Total operating expenses	10,654	16%	1,046	2%	9,608	14%

Operating income	12,330	18%	1,046	2%	13,376	20%
Net income	11,780	17%	1,046	2%	12,826	19%

Diluted earnings per ordinary share	0.04		0.00		0.04
Diluted earnings per ADS	0.25		0.02		0.27

Weighted average ordinary shares outstanding-Diluted**	279,374,576		279,374,576		279,374,576

	Quarter Ended Sept 30, 2010
	(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	6,331	11%	143	0%	6,188	11%
Selling, general and administrative	1,921	3%	81	0%	1,840	3%

Total operating expenses	8,252	14%	224	0%	8,028	14%

Operating income	9,120	16%	224	0%	9,344	16%
Net income	8,252	14%	224	0%	8,476	15%

Diluted earnings per ordinary share	0.04		0.00		0.04
Diluted earnings per ADS	0.22		0.01		0.23

Weighted average ordinary shares outstanding-Diluted**	224,638,771		224,638,771		224,638,771

RDA Microelectronics Announces Third Quarter 2011 Financial Results

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Nine Months Ended Sept 30, 2011
	(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	24,042	12%	1,645	1%	22,397	11%
Selling, general and administrative	10,176	5%	1,396	1%	8,780	4%

Total operating expenses	34,218	17%	3,041	1%	31,177	15%

Operating income	36,431	18%	3,041	1%	39,472	19%
Net income	35,070	17%	3,041	1%	38,111	18%

Diluted earnings per ordinary share	0.13		0.01		0.14
Diluted earnings per ADS	0.75		0.07		0.82

Weighted average ordinary shares outstanding-Diluted**	280,044,787		280,044,787		280,044,787

	Nine Months Ended Sept 30, 2010
	(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	14,590	11%	429	0%	14,161	11%
Selling, general and administrative	4,935	4%	245	0%	4,690	4%

Total operating expenses	19,525	15%	674	1%	18,851	14%

Operating income	18,752	14%	674	1%	19,426	15%
Net income	16,625	12%	674	1%	17,299	13%

Diluted earnings per ordinary share	0.07		0.00		0.07
Diluted earnings per ADS	0.45		0.02		0.47

Weighted average ordinary shares outstanding-Diluted**	224,014,167		224,014,167		224,014,167

**	Net income attributable to RDA per ordinary share and per ADS - diluted are computed by dividing net income attributable to RDA by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.